Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

PUBLICATION OF UK ANNUAL REPORT AND NOTICE OF ANNUAL GENERAL MEETING

Oxford, UK, and Cambridge, MA, US, 3 May 2018—Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), announces that its Annual Report and Accounts for the year ended 31 January 2018, together with the Notice of Annual General Meeting have today been sent to shareholders. Copies of both documents are available on the Company’s website, www.summitplc.com.

The Annual General Meeting will be held at 10:00am BST on Thursday, 7 June 2018 at Wax Chandlers’ Hall, 6 Gresham Street, London, EC2V 7AD. UK.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is currently conducting clinical programs focused on the genetic disease, Duchenne muscular dystrophy, and the infectious disease, Clostridium difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley, Corporate Finance

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner / Lindsey Neville

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